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                                                                       Exhibit 8


         [LETTERHEAD OF SQUIRE, SANDERS & DEMPSEY L.L.P. APPEARS HERE]



                              September 30, 1999



ICF Kaiser International, Inc.
9300 Lee Highway
Fairfax, Virginia  22031

          Re:  ICF Kaiser International, Inc.
               ------------------------------

Ladies and Gentlemen:

     We have acted as counsel to ICF Kaiser International, Inc., a Delaware corporation ("Kaiser") in connection with a proposed recapitalization that is comprised of (i) an offer to purchase for cash a portion of the outstanding $125 million aggregate principal amount of 12% Senior Subordinated Notes Due 2003 (the "Old Notes"), (ii) an exchange offer of redeemable convertible preferred stock, common stock, and senior notes for the balance of the Old Notes outstanding following the offer to purchase, and (iii) solicitation of the holders of the Old Notes for consents to remove certain covenants in the indenture for the Old Notes (collectively, the "Transaction") and have been asked by you to render our opinion as to the federal income tax consequences of the Transaction.

     We have reviewed the Registration Statement on Form S-4 (Registration No. 333-82643) filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, in connection with the Transaction, together with Pre-Effective Amendment Nos. 1, 2 and 3 thereto (collectively, the "Registration Statement"). In addition, we have examined such other documents and materials and considered such matters of law as we have deemed necessary or appropriate for purposes of rendering this opinion.

     Based upon the foregoing, we are of the opinion that the material United States federal income tax consequences of the Transaction are as set forth under the caption "United States Federal Income Tax Considerations" in the prospectus that is a part of the Registration Statement, including such qualifications and assumptions as are set forth in the discussion under that caption.

     The foregoing opinion is based on the facts set forth in the Registration Statement, as well as on the Internal Revenue Code, related Treasury Regulations, and administrative and judicial interpretations of such Code and Regulations, all as they exist as of the date of this opinion. No assurance can be given that any of the foregoing authorities will not be revoked, modified, or otherwise revised after the date of this opinion, nor that any such changes if made
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would not adversely affect our opinion.  No assurance can be given that the
Internal Revenue Service will not take a contrary position to the conclusions expressed in this opinion. We disclaim any undertaking or other responsibility on our part to advise you of any changes in any of such authorities occurring after the date of this opinion.

     We consent to the reference to our firm under the caption "United States Federal Income Tax Considerations" in the prospectus that is part of the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not admit we come within the category of persons whose consent is required by the Securities Act of 1933 or the rules under that Act.


                                 Respectfully submitted,


                                 /s/ Squire, Sanders & Dempsey L.L.P.